Filed by: Iberdrola, S.A.

Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14d-2 of the Securities

Exchange Act of 1934

Subject Company: Scottish Power plc

Exchange Act File Number: 001-14676

Date: November 28, 2006

Iberdrola –ScottishPower

A worldwide leader emerges

November 28th, 2006

Legal Note

DISCLAIMER

This report and has been prepared by Iberdrola S.A. in relation to the potential acquisition of the shares of

ScottishPower plc. and for presentations to the media, investors and analysts. Therefore, this report can not be disclosed, released or relied or be used by any other person for any purpose other than the purpose stated above,

except with the written consent of Iberdrola S.A.

The estimates, projections and forecasts used in this report have been prepared for illustration purposes only. The projections and forecasts involve significant assumptions and subjective judgments, which may or may not prove to be correct. No representation or warranty, express or implied, is or will be given by Iberdrola S.A. as to the accuracy, completeness or fairness of any information contained in this report and, nothing in this report should be relied upon as a promise or representation as to the past, current situation or future of Iberdrola S.A.

The content of this report is addressed to individuals and corporations who do dot have the appropriate knowledge of Iberdrola S.A. or its activity, and therefore neither lberdrola S.A. nor its legal advisers, accountants or financial advisers assume any liability whatsoever for this report or its use for any other purpose other than as set forth above. By delivering this report Iberdrola S.A. does not undertake any obligation to update any of the information contained herein or to correct any inaccuracies which may include.

This report does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase se or exchange any securities with respect to Iberdrola S.A. or ScottishPower plc.

This English version of the presentation is an unofficial translation of the Spanish version.

Legal Note

RULE 425 LEGEND

IMPORTANT INFORMATION IN THE US

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the “Acquisition”), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the “Scheme”), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the “Offer”) rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission (“SEC”). Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer.

ScottishPower plc shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower plc relating to the Acquisition. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed

Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Legal Note

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of ScottishPower plc and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc and Iberdrola S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc and Iberdrola S.A. to the Comisión Nacional del Mercado de Valores and under “Risk Factors” in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.

Agenda

Strategic rationale

Accelerating the Strategic Plan

Terms of the Agreement

Value Creation

Financing

Conclusion

Strategic rationale

A unique consolidation aligned with the principles of Iberdrola 2007-2009 Strategic Plan …

Strategic Plan acceleration

Increasing size and generating more value for shareholders

Leading Group in high growth businesses and regions

Boost to internationalization

Strategic rationale

… that provides access

to new opportunities for long term growth …

Maintaining the financial solidity and

the commitment to shareholders

Delivers hard synergies to the bottom line

Immediately earnings accretive

Diversified sources of earnings reduces risk

Agenda

Strategic rationale

Accelerating the Strategic Plan

Terms of the Agreement

Value Creation

Financing

Conclusion

Accelerating the Strategic Plan

A further step based on the principles

of the 2007-2009 Strategic Plan …

Growth

Internationalization

Efficiency

Profitability

Accelerating the Strategic Plan

… and fulfilling the established criteria

for non-organic growth

Strategic Criteria

Countries with liberalized markets

Integrated businesses

Operating & technological synergies and

complimentary businesses

Financial Criteria

No dilution of EPS and CPS

Maintaining financial solidity

Form

Through a friendly agreement

between both parties

Growth

Significant expansion in all business areas …

Conventional

Generation 2006 (MW)

IBE SPW

IBE + SPW*

23,989 6,574

30,563 +27%

Renewables** (MW)

4,076 1,964 6,040 +48%

Total Installed Capacity

2006 (MW) 28,065

8,538 36,603 +30%

Points of Supply 2006

18.1 3.3 21.4 +18%

… creates platform for synergies,

best practice transfer and enhanced growth

* September 2006 results for Iberdrola and ScottishPower

** Renewables includes wind and mini-hydro

Growth: Europe

IBERDROLA

A Group prepared for the European energy market …

- An integrated Group leader in two of the five largest markets in Europe
- Diversified clean generation mix, well positioned for capacity growth
- Consolidation as leader in renewables
- Scale benefits & pan-Atlantic presence in gas procurement
- Possibility of access to new markets
- Complementary skills in network businesses

	Spain	U.K.	Rest
Traditional Generation	20,692 MW	6.036 MW	-
Renewables in operation	3,728 MW	344 MW	281 MW
Renewables pipeline	6,140 MW	2,260 MW(1)	5,000 MW
Distribution	9.7 Mill. S.P.	3.3 Mill. S.P.	-
Gas	New entrant	1.9m customers; Storage: 0,1 bcm	-
Others	Real Estate, Engineering	-	-

Source: September 2006 Results for Iberdrola and ScottishPower

(1) ScottishPower 2010 targets of the 2006 First Half Results presentation and Iberdrola's wind farms acquisition (in development phase)

12

Growth: America

IBERDROLA

North America: 2nd group in wind energy, with high growth potential

- Creates leading pan-Americas renewables group
  - SPW position as #2 developer in US enhances IBE's portfolio
  - Spans large/attractive US market and fast growth LatAm markets
  - Accesses SPW innovative Wind Portfolio Structure to recycle capital
- Expansion into gas storage and energy management activities
- Adds new capabilities in gas & energy management to LatAM platform

	North America	LatAm
Traditional Generation	538 MW	3,297 MW
Renewables in operation	1,620 MW	67 MW
Renewables pipeline	14,200 MW(1)	400 MW
Distribution	-	8.4 Mill. S.P.
Gas	Storage 2.6 bcm	-

LatAm: Focused in Mexico and Brazil

Source: September 2006 Results for Iberdrola and ScottishPower
(1) PPM Roundtable presentation

13

Leader in renewables

Significant growth opportunities

Installed capacity (MW)*

• Leading expertise in site selection,

procurement, construction & marketing

• Significant scale benefits

– Turbine procurement

– Specialist skills

• Supported by local energy management platforms

• Unparallel pipeline for future development

• Increased diversification of wind portfolio reduces risk

• Strong US demand driven by Renewable Portfolio Standards

Unrivalled scale and expertise to successfully capitalise on fast growth worldwide market

* Latest available data for installed capacity as of September 2006

6,040

1,964

3,567

4,076

2,397

IBE+SPW

FPL

Acciona / EHN

Based on the energy business

Complementary business model …

Electricity

Generation

Renewables

Transmission

Distribution

Supply

Generation

Renewables

Distribution

Supply

Transmission

… better positioned in the value chain

Based on the energy business

Balanced business portfolio between

liberalized and regulated businesses

2005 EBITDA

Iberdrola

2005 EBITDA

IBE+SPW

Liberalized Bus. (Spain)

Regulated Bus. (Spain)

Renewables (Spain)

LatAm

Liberalized Business UK

Regulated Business UK

Liberalized Business US

Non Energy Business and Others

Source: Iberdrola Annual Report December 2005. ScottishPower Annual Report March 2006

13% 16% 14% 19% 38% 9% 11% 19%

13% 9% 3% 10% 26%

More internationalization:

a global group

Presence in the largest markets worldwide …

2005 EBITDA IBE

2005 EBITDA SPW

2005 EBITDA

IBE + SPW

… and reduction of the exposure risk

High rating countries

Source: Iberdrola Annual Report December 2005. ScottishPower Annual Report March 2006

LatAm 84%

Spain USA

90% UK

LatAm

USA UK

Spain 29%

58%

Creation of an European leader

(Enterprise Value, Eur Thousand MM)

Source: Market capitalization and exchange rate as of November 27, 2006. Net Debt excludes provisions and includes minority interests.

Source: Reported Net Debt. Market Capitalization based on number of shares without dilution

108

EDF

70

E.ON

64

IBE+ SPW

44

IBERDROLA

20

SCOTTISH POWER

19

UNION FENOSA

18

GAS NATURAL

Financial criteria

Fulfilment of the financial criteria set

in the ’07-’09 Strategic Plan …

Positive impact in cash flow per share

Positive impact in EPS from first year

Maintaining leverage and “single A” rating

… honoring the commitment to shareholders Improving ROCE vs. Iberdrola stand alone

Agenda

Strategic rationale

Accelerating the Strategic Plan

Terms of the Agreement

Value Creation

Financing

Conclusion

Terms of the agreement

Under this agreement the value of ScottishPower is 777p per share:

400p in cash + 365p in Iberdrola’s shares + 12p in special dividend, being Eur 17,100 MM the value of the issued Shareholders’ Equity

400p in cash

765 p For each share of 0.1646 in Iberdrola’s shares= 365p 777 p Scottish Power

12p special dividend

It is expected to issue approximately 245 millions of new Iberdrola shares, representing 21.4% of the new share capital

Note: The terms of the agreement are based on Iberdrola’s closing prices as of November 27, 2006

* Based on undiluted number of shares

Proposed timetable

IBERDROLA

Maximum period of execution of 5 months starting with the announcement of the transaction…

- **27/11/06** – Iberdrola and ScottishPower Boards approve the transaction
- **28/11/06** – Transaction announcement
- **16/2/07** – European Commission authorization
- **26/02/07** – Official announcement of Iberdrola EGM, reports from managers and auditors to be made available
- **6/3/07** – Scheme Document sent to ScottishPower shareholders and EGM official announcement
- **29/03/07** – Iberdrola EGM and approval of the capital increase
- **30/3/07** – ScottishPower General Assembly to be held (judicial & extraordinary) (same day)
- **9/4/07** – Expert report on ScottishPower (non cash contribution to capital)
- **10/4/07** – Posting of Offer Document in Spain
- **17-19/4/07** – Court hearings (two different days). Submission of Judicial Order to the Register
- **20-23/4/07** – Effective day
  - Settlement of transaction:
  - Board of Directors to execute capital increase;
  - Public deed and registration; and
  - new shares authorized to float

Note: Estimated calendar, subject to authorizations in EU, USA and UK Court sanction (regarding the Scheme process), among other issues

22

Other considerations

Recommended by ScottishPower Board

Scheme acceptance: majority in number representing 75% by value

Subject to EGM approval of Iberdrola’s and ScottishPower’s shareholders

Subject to other common conditions, including regulatory issues

Agenda

Strategic rationale

Accelerating the Strategic Plan

Terms of the Agreement

Value Creation

Financing

Conclusion

Profit & Loss (Proforma)

Eur MM

Sales

EBITDA

EBIT

Profit before taxes

Net Profit

IBE 2005

11,738

3,378

2,262

1,958

1,382

IBE+SPW

2005 PROFORMA

19,464

4,861

3,368

2,876

2,078

Source: Iberdrola Annual Report December 2005. ScottishPower Annual Report March 2006

Eur/GBP exchange rate assumed as of close of 24 November. 1.4755

Market estimates

According to analysts estimates …

EBIT CAGR (´05 -´09)

14%

15%

IBE

IBE + SPW

Net Profit CAGR (´05 -´09)

14%

14%

IBE

IBE + SPW

… EBIT & Net Profit of the new Group maintain strong growth

Source: 2005 data: Iberdrola stand alone, Annual Report December 2005; IBE+SPW Annual Report (Proforma). 2009 data: analysts estimates (Lehman Brothers, Merrill Lynch, Citigroup and JP Morgan) IBE Dec. 2009 and SPW March 2010, where available

Synergies

Recurrent potential OPEX synergies of Eur 130 MM per year

and average annual capex synergies of Eur 44* MM

Costs synergies

• Group integration

Centre

- Central services

costs

- Shared services, including IT systems

• OPEX Synergies

- Supply: workforce optimization and processes

- Generation: workforce optimization and reduction of gas procurement costs

Operating

- Renewables: offices optimization in US efficiencies

- Renewables: turbines costs reduction and savings due to

Capex

the use of Iberinco in engineering and construction

synergies

- Distribution and Supply: Capex optimization

Additional • Efficiency in generation and processes synergies not • Option of a new nuclear plant and entrance in LNG quantified • Loss reduction in supply business contracts

* Average for initial five years

OPEX Synergies

Annual estimates of Eur 130 MM …

Area

Corporate centre

Shared services

Wind US

Generation, Supply and other

Description

• Efficiency improvements due to consolidation

• Integration and optimization of IT areas and purchases

• Efficiency improvements due to consolidation

• Generation: Efficiency improvements in CCGTs and coal and gas procurements

• Supply: Efficiency improvement due to consolidation

Estimated annual savings (Eur MM)

31

5

67

130

… less than 5% of combined Group expenses

OPEX synergies

implementation schedule

Growing synergies

Eur MM

40

Year 1

90

Year 2

130

Year 3

* Run rates by year end

CAPEX synergies

Total of Eur 192 MM over 5 years in Wind and Generation

and Eur 6 MM per annum recurrent capex savings Estimated savings Areas Description(Eur MM)

• Turbine supply from Gamesa to ScottishPower

UK Wind / CCGT • Use of Iberinco in the construction of wind farms 58

• Optimization of CGGT pipeline

• Turbine supply from Gamesa to ScottishPower 134 US Wind • Use of Iberinco in the construction of wind farms

Subtotal non-recurrent savings (five years) 192

Distribution and

• Material savings in distribution purchases

Supply (recurrent 6 p.a.

• Efficiency improvements in billing system

savings)

Depreciation of assets revaluations

IAS Initial estimates

Tangible

Eur 7.3 bn • 20 years depreciation

assets

• Typical value for concessions

Eur 1.0 bn • To be depreciated in a longer period or without

Intangibleassets depreciation

• Not to be depreciated

• Eur 6.1 bn according to Spanish tax law to be depreciated in 20 years for tax purposes:

Eur 5.0 bn Goodwill savings treated as deferred taxes.

Consultation to tax authorities

• Positive impact in cash flow

Agenda

Strategic rationale

Accelerating the Strategic Plan

Terms of the Agreement

Value Creation

Financing

Conclusion

Financing

• Syndicated credit facility up to GBP 7,955 MM (Eur 11,738 MM) maturing in 364 days

• 1 year term out option

Bank • Fully committed & underwritten in equal amounts by ABN, Barclays and RBS financing(to be syndicated post-announcement)

• Spread determined by ratings*: forecast £ 20 b.p.

• To be mostly refinanced in 2007 post-transaction closing

GBP MM

• Cash offer to SPW shareholders (including ADS)** 5,953

Breakdown • Cash offer to convertible bondholders 735

of amount

• Hedge for potential repayment of SPW debt 713

• Other 554

7,955

* An A3 rating by Moody’s is expected

** 400p per SPW/ share; 1,600p per ADS

Eur/GBP exchange rate assumed as of close of 24 November. 1.4755

Capital increase

The shares to be issued account for 21.4%

of the total new capital

Number of SPW shares Exchange New Iberdrola shares to be undiluted (MM) offer* issued (MM)

1,488 X 0.1646x = 245

Current Iberdrola Total new capital shares (MM) 1,147 m shares

902

New shares over total 21.4%

Note: Price of Iberdrola shares and assumed as of close of 27 November: Eur 32.75 & EUR/GBP exchange rate of 1.4755

* Exchange offer for ADS: 0.6584 new shares per ADS

Credit ratios &

financing policy

Maintaining a solid financial position

Ratios Financing policy

2005 2005 Rating “A”

(IBE)(SPW) range • Minimize structural subordination in the new company RCF / Net debt 18.4% 31.9% 13-25%

• High liquidity: 12 months of refinancing needs covered in FFO / Net debt 12.6% 15.6% 16-30% advance Net debt / 3.7x 2.5% 2.5-4.5x EBITDA

FFO / Gross

3.3x 3.6x 3.0-5.5x interest coverage Total debt / 58.6% 44.0% 40-60% Capital

Ratios that allow a “single A” rating

Source: Annual Reports IBE (December 2005) and SPW (March 2006)

Refinancing plan &

Maturity profile pre-financing

Target: over 5 years

average maturity of Group’s debt

Debt maturities* IBE+SPW Refinancing plan

6,000 5,000 4,000 3,000 2,000 1,000

0

2007 2008 2009 2010 2011 ‘12-’17 +2017

Iberdrola - Bonds Iberdrola - Loans ScottishPower - Bonds ScottishPower - Loans

• Long term refinancing post transaction closing

• Potential Loan Note up to GBP 500 MM

• Using capital markets and bank debt

• In the same currency as cash flows to minimize exchange rate risk

• Mostly at fixed rate

• Adequate maturity profile to limit refinancing risk

* Consolidated debt IBE+SPW pre-consolidation

Dividends & divestments

Maintaining DPS target announced in

‘07-’09 Strategic Plan

Dividends

Additional divestments from Iberdrola assets

Eur 1.50 / share

Over Eur 1,000 MM

(GBP 1.017 / share*)

within 12 months post

in 2009

transaction closing

* Eur/GBP exchange rate assumed as of close of 24 November: 1.4755

Agenda

Strategic rationale

Accelerating the Strategic Plan

Terms of the Agreement

Value Creation

Financing

Conclusion

Conclusion

Strategic Plan ‘01-’06 allowed for a significant value creation for Iberdrola …

31/12/1997

30/06/1998

31/12/1998

30/06/1999 Quotation in euros

31/12/1999 (Base 100= 31-12-1997)

30/06/2000 31/12/2000

30/06/2001 31/12/2001 2001-2006

30/06/2002 Strategic Plan

31/12/2002 30/06/2003 31/12/2003

30/06/2004

31/12/2004

30/06/2005

31/12/2005

30/06/2006 +43% SPW +175% IBE

… the integration represents a solid base to further value creation for IBE & SPW shareholders

Source: Bloomberg, 100 base data.

Conclusion

The integration fulfils all the criteria set,

In an scarce opportunities environment …

More internationalization

Liberalized markets, growing and stable

Strategic fit +

Value creation

Focus on renewables

Integrated business

Obtaining synergies and costs savings

Increase of EPS and CPS

Maintaining leverage:

Solid Credit Rating

No change in DPS

Conclusion

… and reinforcing our commitments

IBE & SPW • Increase in results Shareholders • Value creation

• Increasing investments Customers • Improving quality of service

• Renewables worldwide leader Society • More opportunities for suppliers

• Investments in the geographic areas of interest

• Investments in R&D&i

People • Supporting training and development

• New opportunities in a international environment

Conclusion

Iberdrola + ScottishPower

+ Growth

+ Profitable + Global

+ Solid + Balanced

A worldwide leader emerges

Iberdrola – ScottishPower

A worldwide leader emerges

November 28th, 2006